FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                         For the period 17 October 2005


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]


Exhibit Index

Exhibit No.1 - Holding(s) in Company dated 23 September 2005

Exhibit No.2 - Holding(s) in Company dated 04 October 2005

Exhibit No.3 - Holding(s) in Company dated 07 October 2005

Exhibit No.4 - Holding(s) in Company dated 12 October 2005

Exhibit No.5 - Termination SEC Registration dated 17 October 2005

Exhibit No.1

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired

500,000

6) Percentage of issued class
0.26%

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

22 SEPTEMBER 2005

11) Date company informed

23 SEPTEMBER 2005

12) Total holding following this notification

13,477,588 SHARES (MATERIAL INTEREST)

13) Total percentage holding of issued class following this notification

7.104%

14) Any additional information

STANDARD LIFE ALSO CONTINUES TO HOLD A NON-MATERIAL INTEREST OF C. 4% IN THE SHARES OF COOKSON GROUP PLC

15) Name of contact and telephone number for queries

RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC - TEL: 020 7061 6562

16) Name and signature of authorised company official responsible for making this notification

RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC

Date of notification: 23 SEPTEMBER 2005

Exhibit No.2





                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

AVIVA PLC AND ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY NORWICH UNION NOMINEES LTD - 3,103,735 SHARES
CHASE GA GROUP NOMINEES LTD    - 2,510,682 SHARES
CHASE NOMINEES LIMITED         -   536,640 SHARES
CUIM NOMINEE LIMITED           - 2,793,781 SHARES

5) Number of shares/amount of stock acquired

2,200

6) Percentage of issued class

0.001%

7) Number of shares/amount of stock disposed

701,390

8) Percentage of issued class

0.37%

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

3 OCTOBER 2005

11) Date company informed

4 OCTOBER 2005

12) Total holding following this notification
8,944,838* SHARES

* BENEFICIAL INTEREST ONLY

13) Total percentage holding of issued class following this notification

4.71%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 4 OCTOBER 2005

Exhibit No.3

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BARCLAYS BANK TRUST COMPANY LTD (968 SHARES)

BARCLAYS GLOBAL INVESTORS CANADA LTD (8,878 SHARES)

GERRARD LTD (63,220 SHARES)

BARCLAYS GLOBAL INVESTORS JAPAN LTD (17,399 SHARES)

BARCLAYS GLOBAL INVESTORS LTD (2,357,514 SHARES)

BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD (30,096 SHARES)

BARCLAYS GLOBAL INVESTORS, N.A. (1,424,278 SHARES)

BARCLAYS CAPITAL SECURITIES LTD (766,533 SHARES)

BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING (233,295 SHARES)

BARCLAYS LIFE ASSURANCE CO LTD (234,807 SHARES)

BARCLAYS GLOBAL FUND ADVISORS (702,562 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

5 OCTOBER 2005

11) Date company informed

7 OCTOBER 2005

12) Total holding following this notification

5,839,550 SHARES

13) Total percentage holding of issued class following this notification

3.08%

14) Any additional information


15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 7 OCTOBER 2005

Exhibit No.4


12 October 2005

Cookson Group plc - Holding(s) in Company

Cookson Group plc was informed on 12 October 2005 that, on 11 October 2005, Standard Life Investments acquired 230,610 shares on behalf of Standard Life Group. This increased the total held as a notifiable interest (including material and non-material interests) to 22,935,304 shares being 12.09% of the issued stock of that class.


No. of shares held                                             Registered Name

22,935,304                                                     Vidacos Nominees


Cookson Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600

Web: www.cooksongroup.co.uk

Exhibit No.5

17 October 2005

                    Cookson announces intention to terminate
                 SEC Registration and effect Capital Reduction

On 19 September 2005, Cookson Group plc ("Cookson" or the "Company") announced that it was examining the steps required to terminate registration of its ordinary shares ("De-registration") with the US Securities and Exchange Commission ("SEC"). De-registration requires that the number of US resident holders of the Company's shares, whether they hold shares directly or through a nominee, be below 300. The Company confirms that it intends to seek shareholder approval to amend its Articles of Association to allow the Directors to require its US resident shareholders to sell their shares into the market. If these amendments are approved, the Board intends to exercise this power if necessary to reduce the number of US resident shareholders to below 300.

If approved, the Board would further be able to exercise this power from time to time after De-registration in order to maintain the number of US resident shareholders below 300 at each financial year end of the Company, which would be required under current SEC rules for the Company to remain exempt from SEC re-registration. To the same end, the Company might amend the terms of certain of its employee share schemes to provide for cash settlement of any options to receive its shares held by US residents, if this cash settlement becomes necessary to maintain the number of the Company's US resident optionholders below 300. The Company will also consider whether to settle share awards granted to US resident employees under certain share schemes with cash.

In line with a number of other UK companies, Cookson is seeking to effect De-registration due to the increasing cost, both in cash terms and in respect of management time consumed, of maintaining its registration in the US and complying with SEC reporting and other applicable US obligations. Having considered the costs and benefits of maintaining SEC registration, Cookson's Board believes that the burden and expense of complying with SEC reporting and other applicable US obligations is out of proportion to the benefits obtained by the Company and its shareholders as a whole, given the relatively small size of the US shareholder base. The Company estimates its current external US compliance costs, together with significantly higher future incremental costs which would no longer be required following De-registration, would be in excess of GBP1 million per annum. De-registration would also significantly reduce the amount of management time that would otherwise be absorbed by that compliance process.

Cookson ordinary shares will continue to be listed on the Official List of the UK Listing Authority ("UKLA") and to be traded on the London Stock Exchange's market for listed securities. The Company will also continue to be subject to the listing rules, the prospectus rules and the disclosure rules made by the UKLA, and to the Combined Code on Corporate Governance in the UK. The Company will therefore continue to be bound by a rigorous system of corporate governance.

A proposal to amend Cookson's Articles of Association to facilitate De-registration and suspension of its SEC reporting and other related US obligations will be considered at an Extraordinary General Meeting of Cookson's shareholders expected to be held in mid-December 2005 (the "EGM"). Assuming shareholders approve the proposed amendments to the Company's Articles of Association, the Board intends to start the procedures required to effect any necessary transfer of shares held by US residents soon thereafter.

The Company also intends to effect a reduction of its share capital by:

(a) cancelling all of the deferred shares of 49 pence each, as the Company had undertaken to do at the time of its rights issue in 2002 (at which time such shares were created), in order to create a more efficient capital structure; and

(b) cancelling the share premium account of the Company to create additional reserves for the Group going forwards.

The approval of shareholders to the capital reduction will also be sought at the EGM. The proposed capital reduction must also be confirmed by the Court before it can become effective.

Cookson will be posting a circular to its shareholders in mid-November explaining the proposed amendments to its Articles of Association and the other matters outlined above and convening the EGM.

In  connection  with the  De-registration,  on 19  September  2005  the  Company announced that it had elected to terminate its American depositary receipt ("ADR") programme effective as at close of trading on 19 October 2005. ADR holders were notified of this by Citibank, N.A., the depositary for the ADR programme. Cookson expects its ADRs to cease being quoted on the
Over-the-Counter Bulletin Board around the same time as a result of this termination.

The Company expects to issue its usual Third Quarter trading update on 4 November 2005.

Enquiries:

Richard Malthouse, Group Secretary Tel: +44 (0)20 7061 6500

About Cookson Group plc

Cookson Group plc is a leading materials science company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Ceramics, Electronics and Precious Metals. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs some 16,000 people in more than 35 countries and sells its products in over 100 countries.

Cookson Group plc
265 Strand
London WC2R 1DB
Tel: + 44 (0)20 7061 6500
Fax: +44 (0)20 7061 6600

www.cooksongroup.co.uk

                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date:17 October 2005